Exhibit (a)(5)(A)

LEVI & KORSINSKY, LLP

David E. Bower (SBN 119546)

600 Corporate Pointe, Suite 1170

Culver City, CA 90230-7600

LEVI & KORSINSKY, LLP

Joseph E. Levi

Eric M. Andersen

30 Broad Street, 15th Floor

New York, New York 10004

Tel: 212-363-7500

Fax: 212-363-7171

Attorneys for Plaintiff

SUPERIOR COURT OF THE STATE OF CALIFORNIA

SAN MATEO COUNTY

HASSAN HAMEDI, individually and on behalf of all others similarly situated,	Case No. CIV491204
Plaintiff,
CIVIL ACTION

v.	CLASS ACTION COMPLAINT

STEVEN BASTA, DENNIS CONDON, MARTIN SUTTER, TIMOTHY LYNCH, KEVIN SIDOW, N.C. JOSEPH LAI, CHRISTOPHER DENNIS, JEFFREY NUGENT, and BIOFORM MEDICAL, INC.,

Defendants.

Plaintiff, by his attorneys, alleges upon information and belief, except for his own acts, which are alleged on knowledge, as follows:

1. Plaintiff brings this action on behalf of the public stockholders of BioForm Medical, Inc. (“BioForm” or the “Company”) against Defendants, BioForm and its Board of Directors seeking equitable relief for their breaches of fiduciary duty and other violations of state law arising out a proposed transaction in which Merz GmbH & Co., KGaA and Vine Acquisition Corp. (collectively “Merz”) seek to acquire all the outstanding shares of BioForm through a cash tender

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

offer by means of an unfair process and for an unfair price of $5.45 per share (the “Proposed Transaction”). The Proposed Transaction is valued at approximately $253 million.

PARTIES

2. Plaintiff is, and has been at all relevant times, the owner of shares of common stock of BioForm.

3. BioForm is a corporation organized and existing under the laws of the State of Delaware. It maintains its principal corporate offices at 1875 South Grant Street, Suite 200, San Mateo, California 94402, and is a medical aesthetics company that focuses on developing and commercializing products that are used by physicians to enhance a patient’s appearance. Its core product, RADIESSE, is an injectable dermal filler used to provide aesthetic improvement for patients. Clinical studies have demonstrated that RADIESSE provides meaningful initial aesthetic correction and approximately 12 months’ duration of aesthetic improvement in many patients, resulting in high satisfaction. Physicians have used RADIESSE for more than seven years, and the Company has shipped over 1,000,000 syringes worldwide.

4. Defendant Steven Basta (“Basta”) has been the Chief Executive Officer, and a director of the Company since 2002.

5. Defendant Dennis Condon (“Condon”) has been the President and Chief Business Officer of the Company since 2007, and a director of the Company since 2009.

6. Defendant Martin Sutter (“Sutter”) has been a director of the Company since 2004.

7. Defendant Timothy Lynch (“Lynch”) has been a director of the Company since 2006.

8. Defendant Kevin Sidow (“Sidow”) has been a director of the Company since 2007.

9. Defendant N.C. Joseph Lai (“Lai”) has been a director of the Company since 1999.

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

10. Defendant Christopher Dennis (“Dennis”) has been a director of the Company since 2008.

11. Defendant Jeffrey Nugent (“Nugent”) has been a director of the Company since 2009.

12. Defendants referenced in ¶¶ 4 through 11 are collectively referred to as Individual Defendants and/or the BioForm Board. The Individual Defendants as officers and/or directors of BioForm, have a fiduciary relationship with Plaintiff and other public shareholders of BioForm and owe them the highest obligations of good faith, fair dealing, loyalty and due care.

INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

13. By reason of Individual Defendants’ positions with the Company as officers and/or Directors, they are in a fiduciary relationship with Plaintiff and the other public shareholders of BioForm and owe them, as well as the Company, a duty of highest good faith, fair dealing, loyalty and full, candid and adequate disclosure, as well as a duty to maximize shareholder value.

14. Where the officers and/or Directors of a publicly traded corporation undertake a transaction that will result either: (i) a change in corporate control; (ii) a break up of the corporation’s assets; or (iii) sale of the corporation, the Directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with their fiduciary duties, the Directors and/or officers may not take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

(b) favors themselves or will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

(c) contractually prohibits them from complying with their fiduciary duties;

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

(d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(e) will provide the Directors and/or officers with preferential treatment at the expense of, or separate from, the public shareholders.

15. In accordance with their duties of loyalty and good faith, the Individual Defendants, as Directors and/or officers of BioForm, are obligated to refrain from:

(a) participating in any transaction where the Directors or officers’ loyalties are divided;

(b) participating in any transaction where the Directors or officers receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

16. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction are knowingly or recklessly violating their fiduciary duties, including their duties of loyalty, good faith and independence owed to Plaintiff and other public shareholders of BioForm, or are aiding and abetting others in violating those duties.

17. Defendants also owe the Company’s stockholders a duty of candor, which includes the disclosure of all material facts concerning the Proposed Transaction and, particularly, the fairness of the price offered for the stockholders’ equity interest. Defendants are knowingly or recklessly breaching their fiduciary duties of candor by failing to disclose all material information concerning the Proposed Transaction, and/or aiding and abetting other Defendants’ breaches.

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

CONSPIRACY, AIDING AND ABETTING AND CONCERTED ACTION

18. In committing the wrongful acts alleged herein, each of the Defendants has pursued, or joined in the pursuit of, a common course of conduct, and acted in concert with and conspired with one another, in furtherance of their common plan or design. In addition to the wrongful conduct herein alleged as giving rise to primary liability, the Defendants further aided and abetted and/or assisted each other in breach of their respective duties as herein alleged.

19. During all relevant times hereto, the Defendants, and each of them, initiated a course of conduct which was designed to and did: (i) permit Merz to attempt to eliminate the public shareholders’ equity interest in BioForm pursuant to a defective sales process, and (ii) permit Merz to buy the Company for an unfair price. In furtherance of this plan, conspiracy and course of conduct, Defendants, and each of them, took the actions as set forth herein.

20. Each of the Defendants herein aided and abetted and rendered substantial assistance in the wrongs complained of herein. In taking such actions, as particularized herein, to substantially assist the commission of the wrongdoing complained of, each Defendant acted with knowledge of the primary wrongdoing, substantially assisted the accomplishment of that wrongdoing, and was aware of his or her overall contribution to, and furtherance of, the wrongdoing. The Defendants’ acts of aiding and abetting included, inter alia, the acts each of them are alleged to have committed in furtherance of the conspiracy, common enterprise and common course of conduct complained of herein.

CLASS ACTION ALLEGATIONS

21. Plaintiff brings this action on its own behalf and as a class action on behalf of all owners of BioForm common stock and their successors in interest, except Defendants and their affiliates ( the “Class”).

22. This action is properly maintainable as a class action for the following reasons:

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

(a) the Class is so numerous that joinder of all members is impracticable. As of January 12, 2010, BioForm has approximately 46.49 million shares outstanding.

(b) questions of law and fact are common to the Class, including, inter alia, the following:

(i)	Have the Individual Defendants breached their fiduciary duties owed by them to Plaintiff and the others members of the Class;

(ii)	Are the Individual Defendants, in connection with the Proposed Transaction of BioForm by Merz, pursuing a course of conduct that does not maximize BioForm’s value in violation of their fiduciary duties;

(iii)	Have the Individual Defendants misrepresented and omitted material facts in violation of their fiduciary duties owed by them to Plaintiff and the other members of the Class;

(iv)	Has BioForm aided and abetted the Individual Defendants’ breaches of fiduciary duty; and

(v)	Is the Class entitled to injunctive relief or damages as a result of Defendants’ wrongful conduct.

(c) Plaintiff is committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature.

(d) Plaintiff’s claims are typical of those of the other members of the Class.

(e) Plaintiff has no interests that are adverse to the Class.

(f) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications for individual members of the Class and of establishing incompatible standards of conduct for Defendants.

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

(g) Conflicting adjudications for individual members of the Class might as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

SUBSTANTIVE ALLEGATIONS

23. Prior to the recession and the general financial turmoil that began in late 2008, BioForm’s stock had been trading as high as $7.99 per share in 2008. BioForm saw its stock price take a hit in late 2008 and 2009 likely due to the recession and general turmoil in the financial markets.

24. BioForm, however, has since rebounded and is posed for substantial growth. Pursuant to the Company’s Form 10-K Annual Report filed with the Securities and Exchange Commission (the “SEC”) on September 25, 2009, the Company’s strategy is to become a worldwide leader in medical aesthetics by building on their success with RADIESSE, gaining a market leading position in dermal fillers, and commercializing new products beyond dermal fillers that enhance the practice of medical aesthetics.

25. In the past few months, the Company has made significant progress in achieving their strategy to become a worldwide leader in medical aesthetics.

26. In March 2009, BioForm launched, in the United States, a new 1.5cc RADIESSE Volume Advantage syringe intended to replace the core 1.3cc syringe form of RADIESSE dermal filler. The 1.5cc RADIESSE Volume Advantage remains priced at $295 per syringe and therefore provides physicians and patients with 15% more filler product at the same price per syringe, which may improve physician and patient satisfaction with RADIESSE dermal filler treatment. In addition, in April 2009, BioForm Medical launched, in the United States, a new 0.8cc RADIESSE Moderate Fill syringe at a list price of $199. The 0.8cc RADIESSE Moderate Fill syringe is intended to enable the Company to capture additional U.S. dermal filler market share by providing a

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

cost-effective way to use RADIESSE dermal filler to treat moderate nasolabial folds that have historical been treated with one of the 0.8cc or 1.0cc hyaluronic acid products. Defendant Basta commented on the importance of the new syringe sizes on the Company’s ability to capture market share:

“We believe that the launch of our new syringe size strategy has accelerated market share gains for BioForm Medical in the most recent quarter,” said Steve Basta, Chief Executive Officer of BioForm Medical. “Physicians have continued using our 1.5cc RADIESSE Volume Advantage syringe, and many physicians are finding that the 0.8cc RADIESSE Moderate Fill syringe provides an attractive alternative to hyaluronic acid product syringes for more moderate nasolabial fold treatments. We believe that this product bracketing strategy along with the recent approval of the lidocaine mixing procedure may enable us to increase our market share in future quarters.

27. In July 2009, BioForm announced FDA approval for a method of mixing RADIESSE dermal filler with lidocaine prior to injection. In clinical trials, this pre-mixing technique demonstrated an improvement in patient comfort and an increase in patient satisfaction with RADIESSE dermal filler procedures. In August 2009, the Company began shipping separate accessory kits, containing a luer-lock connector and an empty syringe, to facilitate physician adoption of this new mixing technique.

28. On November 2, 2009, the Company announced its results for the quarter ending September 30, 2009. Among the financial highlights, the Company announced it had a successful quarter, including that a) net sales were $18.3 million as compared to $15.7 million for the quarter ended September 30, 2008, an increase of $2.6 million or 16.6%; and that b) gross profit was $15.6 million as compared to $12.9 million for the quarter ended September 30, 2008, an increase of $2.7 million, or 20.9%.

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

29. In addition, in the press release announcing the results, the Company announced a number of product development highlights, including positive results in the Company’s hand augmentation clinical study, as well as progress in development of a sclerotherapy product:

Hand Augmentation PMA supplement

In August 2009, BioForm Medical submitted to the Food and Drug Administration (FDA) a pre-market approval application supplement (PMA-S) for use of RADIESSE(R) dermal filler in Hand Augmentation. The Hand Augmentation PMA-S was based on a 101-patient clinical study conducted by BioForm Medical to evaluate the use of RADIESSE(R) dermal filler in Hand Augmentation. The study demonstrated statistically significant results favoring the RADIESSE(R) dermal filler treatment group versus the control (no treatment) group. Benefit with RADIESSE(R) dermal filler treatment was observed on all measures of effectiveness in the trial including an ordinal scale of hand volume severity, a relative scale of improvement, and patient and physician satisfaction. Adverse events in the study were typical of dermal fillers, including bruising, redness, swelling or pain. The FDA has accepted the PMA-S filing and has designated this as a panel-track submission, likely requiring review by an Advisory Panel prior to a decision on approvability.

Polidocanol NDA Submission and Review

In July 2009, BioForm Medical’s partner, Chemische Fabrik KREUSSLER & Co. GmbH (Kreussler), submitted to the FDA the requested additional manufacturing documentation to complete the New Drug Application (NDA) submission and initiate FDA review for Polidocanol, a sclerotherapy product. The FDA has communicated with Kreussler that it believes the submission to be complete and has initiated active review of the information.

30. Defendant Basta commented on Company’s strong quarter and looked forward to a bright future:

“Our success in the past quarter reflected several things working well in our business. In the U.S. market, we believe we are continuing to win the attention of physicians and growing our sales as a result of our new 1.5cc / 0.8cc dual syringe size strategy and the recent FDA approval to mix RADIESSE(R) dermal filler with lidocaine prior to treatment. Internationally, we are seeing the impact of our efforts to grow our worldwide distribution presence with the opening of a new office in South

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

Korea last year to support our Asian distribution partners,” said Steve Basta, CEO of BioForm Medical, Inc. “In our product development initiatives, we were very pleased with the positive results in our hand augmentation clinical study, and we look forward to working with FDA through the review process for this new dermal filler indication. Our partner, Kreussler, is also making good progress in the NDA review of Polidocanol, our future sclerotherapy product.”

31. Despite its strategy to become the worldwide leader in aesthetic products and its promise and bright outlook for achieving this goal, the Company agreed to enter into the Proposed Transaction. In a press release dated January 4, 2010, the Company announced that it had entered into a merger agreement with Merz, stating:

FRANKFURT, Germany and SAN MATEO, California – January 4, 2010 – Merz Pharma Group (“Merz”), a privately-held company based in Frankfurt am Main, Germany, and BioForm Medical, Inc. (Nasdaq: BFRM) today announced that the Board of Directors of BioForm Medical and the Merz Shareholders Council have unanimously approved a definite agreement under which Merz will acquire all of the outstanding shares of BioForm Medical for US$5.45 per share in cash pursuant to a cash tender offer followed by a second-step merger. The transaction has a total equity value of approximately US$253 million based on BioForm Medical’s outstanding shares of common stock.

* * *

This transaction advances Merz’s strategy of becoming a leading player in aesthetic medicine, a fast growing, multi-billion dollar global market. BioForm Medical is a leader in the dermal filler market in the United States and Europe with its flagship product, RADIESSE® dermal filler. Following completion of the transaction, BioForm Medical will become a wholly-owned subsidiary of Merz and will be renamed Merz Aesthetics. With BioForm Medical, the new Merz Aesthetics will be distinguished in the marketplace by its ability to offer dermal fillers based on three distinct technologies: RADIESSE® dermal filler, Belotero® and Novabel®. With this broader dermal filler product offering and other innovative aesthetics products under development, including Polidocanol, a sclerotherapy agent, and Bocouture®/XEOMIN®, a neurotoxin free of complexing protein, the combined company will be positioned to enable healthcare professionals to achieve excellent patient results and satisfaction.

“We are pleased with this transaction, which has been strongly supported by Merz shareholders. Together with BioForm Medical, we will have even greater potential for future growth in our worldwide, fast growing aesthetics and dermatological business,” said Dr. Jochen

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

Hückmann, Chairman of the Merz Shareholders Council. “We are delighted to welcome BioForm Medical to our company and expect them to be an important part of Merz’s continued growth and success.”

* * *

Mr. Basta and BioForm Medical’s management team and employees are expected to remain with the Company following completion of the transaction. Mr. Basta will serve as CEO of Merz Aesthetics U.S.

* * *

Members of BioForm Medical’s Board of Directors and management team (and related entities), who collectively own approximately 26% of BioForm Medical’s outstanding shares of common stock, including Essex Woodlands Health Ventures, the Company’s largest stockholder which owns approximately 15% of BioForm Medical’s outstanding shares, have entered into agreements with Merz pursuant to which they have agreed to tender their shares in the Merz tender offer.

32. Given the Company’s recent performance and future prospects, the consideration shareholders are to receive is inadequate. Further, at least one Wall Street analyst had a price target of $6.00 per share before the Proposed Transaction was announced. Accordingly, Merz is picking up BioForm at the most opportune time, at a time when BioForm is poised for growth and its stock price is trading at a huge discount to its intrinsic value.

33. In addition, on January 4, 2010, the Company filed a Form 8-K with the United States Securities and Exchange Commission (“SEC”) wherein it disclosed the operating Agreement and Plan of Merger for the Proposed Transaction (the “Merger Agreement”). As part of a Merger Agreement, Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait d’accompli and ensure that no competing offers will emerge for the Company.

34. By way of example, §6.3(a) of the Merger Agreement includes a “no solicitation” provision barring the Board and any Company personnel from attempting to procure a price in excess of the amount offered by Merz. This section also demands that the Company terminate any and all prior or on-going discussions with other potential suitors. Despite the fact that they have

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

locked up the Company and bound it to not solicit alternative bids, the Merger Agreement provides other ways that guarantee the only suitor will be Merz.

35. Pursuant to §6.3 of the Merger Agreement, should an unsolicited bidder arrive on the scene, the Company must notify Merz of the bidder’s offer. Thereafter, should the Board determine that the unsolicited offer is superior, Merz is granted three business days to amend the terms of the Merger Agreement to make a counter-offer so that the competing bid is no longer considered a superior proposal. Merz is able to match the unsolicited offer because it is granted unfettered access to the unsolicited offer, in its entirety, eliminating any leverage that the Company has in receiving the unsolicited offer.

36. In other words, the Merger Agreement gives Merz access to any rival bidder’s information and allows Merz a free right to top any superior offer. Accordingly, no rival bidder is likely to emerge and act as stalking horse for Merz, because the Merger Agreement unfairly assures that any “auction” will favor Merz and piggy-back upon the due diligence of the foreclosed second bidder.

37. In addition, the Merger Agreement provides that a termination fee of $8,000,000 million must be paid to Merz by BioForm if the Company decides to pursue said other offer, thereby essentially requiring that the alternate bidder agree to pay a naked premium for the right to provide the shareholders with a superior offer.

38. Finally, Merz is also the beneficiary of a “Top-Up” provision that ensures that Merz gains the shares necessary to effectuate a short-form merger. Pursuant to the Merger Agreement, if Merz receives 90% of the shares outstanding through its tender offer, it can effect a short-form merger. In the event Merz fails to acquire the 90% required, the Merger Agreement also contains a “Top-Up” provision that grants Merz an option to purchase additional shares from the Company in order to reach the 90% threshold required to effectuate a short-form merger. The “Top-Up”

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

provision essentially renders the tender offer a fait accompli and eliminates the possibility that any alternate bidder can mount a serious challenge to Merz’s first-in position.

39. Ultimately, the preclusive deal protection devices illegally restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances. Likewise, these provisions, coupled with the “Top-Up” provision, also foreclose any likely alternate bidder from providing the needed market check of Merz’s inadequate offer price.

40. Lastly, Defendant Basta is expected to remain with the Company following completion of the transaction and will serve as CEO of the newly formed company - Merz Aesthetics U.S.

41. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company shareholders will continue to suffer absent judicial intervention.

CLAIM FOR RELIEF

COUNT I

Breach of Fiduciary Duty – Failure to Maximize Shareholder Value

(Against All Individual Defendants)

42. Plaintiff repeats all previous allegations as if set forth in full herein.

43. As Directors of BioForm, the Individual Defendants stand in a fiduciary relationship to Plaintiff and the other public stockholders of the Company and owe them the highest fiduciary obligations of loyalty and care. The Individual Defendants’ recommendation of the Proposed Transaction will result in change of control of the Company which imposes heightened fiduciary

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

responsibilities to maximize BioForm’s value for the benefit of the stockholders and requires enhanced scrutiny by the Court.

44. As discussed herein, the Individual Defendants have breached their fiduciary duties to BioForm shareholders by failing to engage in an honest and fair sale process.

45. As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of BioForm’s assets and will be prevented from benefiting from a value-maximizing transaction.

46. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.

47. Plaintiff and the Class have no adequate remedy at law.

COUNT II

Aiding and Abetting

(Against BioForm)

48. Plaintiff repeats all previous allegations as if set forth in full herein.

49. As alleged in more detail above, BioForm is well aware that the Individual Defendants have not sought to obtain the best available transaction for the Company’s public shareholders. Defendant BioForm aided and abetted the Individual Defendants’ breaches of fiduciary duties.

50. As a result, Plaintiff and the Class members are being harmed.

51. Plaintiff and the Class have no adequate remedy at law.

WHEREFORE, Plaintiff demands judgment against Defendants jointly and severally, as follows:

(A) declaring this action to be a class action and certifying Plaintiff as the Class representatives and their counsel as Class counsel;

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

(B) enjoining, preliminarily and permanently, the Proposed Transaction;

(C) in the event that the transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiff and the Class rescissory damages;

(D) directing that Defendants account to Plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

(E) awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and

(F) granting Plaintiff and the other members of the Class such further relief as the Court deems just and proper.

DATED: January 13, 2010	LEVI & KORSINSKY, LLP

/s/ DAVID E. BOWER
DAVID E. BOWER
600 Corporate Pointe, Suite 1170
Culver City, CA 90230-7600
Tel: 310-839-0442
Fax: 310-558-3005

LEVI & KORSINSKY, LLP Joseph E. Levi Eric M. Andersen 30 Broad Street, 15th Floor New York, NY 10004 Tel: 212-363-7500 Fax: 212-363-7171 Attorneys for Plaintiff

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY